October 4, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson

Marc Thomas

Re:	Discover Financial Services

Form 10-K for the Year Ended December 31, 2023

File No. 001-33378

Dear Messrs. Henderson and Thomas:

Discover Financial Services (the “Company”) respectfully informs the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission that with respect to the Staff’s letter dated September 20, 2024 (the “Comment Letter”), the matters discussed in the subsequent telephonic meeting held with the Staff on October 2, 2024 are relevant to the substance of the Company’s responses to the Comment Letter. As a result, the Company expects that it will be in a position to address the comments set forth in the Comment Letter when it provides the Staff with its responses to the matters discussed with the Staff on October 2, 2024, which the Company will do in due course.

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We would be pleased to discuss the foregoing to the extent you require further clarification or additional information. If you have any questions, please do not hesitate to contact me at (224) 405-3055.

Very truly yours,

/s/ Shifra C. Kolsky
Shifra C. Kolsky
Senior Vice President
Controller and Chief Accounting Officer

cc:	Mr. John T. Greene, EVP and CFO, Discover Financial Services

Ms. Hope D. Mehlman, GC and CLO, Discover Financial Services

Mr. David Berrey, Deloitte & Touche LLP

Mr. Jared M. Fishman, Sullivan & Cromwell LLP